EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars Except Ratio)

For the Three Months Ended March 31, 2005
(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$23
Interest allocable to rental expense(b)	18

Total	$41

Earnings:
Consolidated income before income tax expense	$198
Minority interest in net income of subsidiaries having fixed charges	8
Proportionate share of income tax benefit of 50 percent-owned-but-not-controlled investees	(1)
Equity income of less-than-50-percent-owned investees	(3)
Dividends received from less-than-50-percent- owned investees	4
Fixed charges	41
Interest capitalized	(6)
Amortization of previously capitalized interest	—

Total	$241

Ratio of Earnings to Fixed Charges	5.88

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled (generally more than 50 percent owned) and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not consolidated are accounted for by the equity method.

(b) Represents one-third of total operating lease rental expense which is that portion deemed to be interest.